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CROWN CORK & SEAL COMPANY, INC.
9300 Ashton Road
P. O. Box 6208
Philadelphia, Pennsylvania  19136

                                   NEWS RELEASE


For Release On or After:

Date:      September 14, 1994

Time:     Immediately

Page:      1 of  1




                  CROWN CORK & SEAL TO INCUR THIRD QUARTER
               RESTRUCTURING CHARGE IN METAL PACKAGING SECTOR


  Philadelphia, PA--September 14, 1994. Crown Cork & Seal Company, Inc. (NYSE-CCK) announced today that it will incur a charge in its third quarter ending September 30 to reflect the costs associated with the restructuring of its metal packaging operations in the U.S. and Canada. The charge will total $114 million on a pre-tax basis, or $68 million ($0.76 per share) on an after-tax basis. Thirteen facilities are affected by the restructuring, primarily those which produce three-piece, steel food and aerosol containers.

  Mr. William J. Avery, Crown's Chairman, President and CEO, said that the restructuring will enable the Company to remain competitive in its core metal packaging business. "This program will reduce the number of three-piece facilities in North America by 20% as customer volume requirements are consolidated into other locations," Avery said. Ten plants will be closed, including seven in 1994, and an additional three will be reorganized. The program is expected to be completed within one year. The charge will cover the restructuring of facilities, including applicable severance and related fixed asset write-downs.

  Crown outlined its plans earlier this year to continue to invest in its worldwide operations while pursuing productivity enhancements in order to achieve the lowest possible cost of production. "Capacity utilization is now relatively firm throughout the remaining Crown system in both metal and plastic packaging, and additional opportunities to lower costs, particularly in the aluminum beverage can sector, will be accomplished gradually as market conditions permit," observed Avery.

  Crown Cork & Seal Company, Inc., with sales of $4.2 billion in 1993, operates 153 manufacturing facilities located in 41 countries. The Company is a leading worldwide producer of metal and plastic packaging products and packaging machinery. Headquarters are located in Philadelphia.


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  For more information, contact:

  (215) 698-5366 or (215) 698-5392



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